RESIGNATION OF RICHARD HOWARTH

I Richard Howarth, hereby resign as Chief Executive Officer, Director and Chairman of ICBS International Corp., a corporation organized under the laws of the State of Florida.

R. J. Howarth February 11 2005

RESIGNATION OF RICHARD HOWARTH

I Richard Howarth, hereby resign as Vice President and Director of Puritan Securities, Inc., a corporation organized under the laws of the State of New York.

R. J. Howarth